UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GeoPark Limited
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Juan Cristóbal Pavez Recart
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
97,156
	6.	SHARED VOTING POWER
2,877,804
	7.	SOLE DISPOSITIVE POWER
97,156
	8.	SHARED DISPOSITIVE POWER
2,877,804
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,974,960
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%
12.	TYPE OF REPORTING PERSON
IN

CUSIP No. G38327105	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Socoservin Overseas Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
2,877,804
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
2,877,804
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,877,804
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%
12.	TYPE OF REPORTING PERSON
OO

Item 1(a).	Name of Issuer:

GeoPark Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Juan Cristóbal Pavez Recart and Socoservin Overseas Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Juan Cristóbal Pavez Recart and Socoservin Overseas Ltd. is Avenida Isidora Goynechea, 3621, piso 19, Las Condes, Santiago, Chile.

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.001 per share.

Item 2(e).	CUSIP Number:

G38327105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)  Amount beneficially owned:

Please refer to Item 9 on each cover sheet for each reporting person. Socoservin Overseas Ltd. is controlled by Juan Cristóbal Pavez Recart, who indirectly has voting and dispositive power over the 2,877,804 common shares held by Socoservin Overseas Ltd.

(b)  Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages reported herein are based on the aggregate of 59,167,584 shares outstanding as of December 31, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Juan Cristóbal Pavez Recart
Juan Cristóbal Pavez Recart
February 5, 2020

Socoservin Overseas Ltd.

By:	/s/ Juan Cristóbal Pavez Recart
Juan Cristóbal Pavez Recart
February 5, 2020